UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
COI Energy Services, Inc., d/b/a "COI Energy"

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> January 1, 2018

Physical address of issuer

3802 Spectrum Blvd. Suite 151, Tampa, FL 33612

Current number of employees
18

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,473,079.57	$1,610,798.95
Cash & Cash Equivalents	$31,130.99	$100,305.97
Accounts Receivable	$905,091.20	$971,801.26
Short-term Debt	$1,091,168.24	$1,136,323.92
Long-term Debt	$4,174,134.48	$3,786,403.51
Revenues/Sales	$1,016,367.11	$942,203.70
Cost of Goods Sold	$82,481.12	$139,077.75
Taxes Paid	$0.00	$0.00
Net Income	$-311,260.67	$-438,536.18


May 28, 2025

FORM C-AR

COI Energy Services, Inc., d/b/a "COI Energy"




  This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by COI Energy Services, Inc., d/b/a "COI Energy", a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://coienergyservices.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 28, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

  Forward Looking Statement Disclosure

  This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

COI Energy Services, Inc., d/b/a "COI Energy" (the "Company") is a Delaware Corporation, formed on January 1, 2018.

The Company is located at 3802 Spectrum Blvd. Suite 151, Tampa, FL 33612.

The Company's website is http://coienergy.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

COI Energy is a technology company that leverages underutilized energy capacity to optimize energy usage in buildings and capacity on the electric grid. COI Energy's Virtual Energy Manager and the Excess Energy Exchange identifies ways businesses can save money, make money and protect the environment by improving its energy performance. Providing earnings they can count on.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that nay new company encounters.

We were incorporated under the laws of the State of Delaware on January 1, 2018. Accordingly, the Company is still in an early stage phase and is just beginning to implement its business plan for the excess energy exchange. There can be no assurances that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The Company thrived through the pandemic. However, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies in financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the companies near and long-term goals, the company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

\We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A majority of the Company is owned by a single owner.

The Company is currently controlled by a one person board of directors appointed by the holder of the Company's capital stock who owns 83.73% of the outstanding capital stock of the company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this majority owner may be able to exercise significant influence through their board appointments period the board of directors is responsible for approving significant company transactions, and will have significant control over the company's budget, management and policies. This person may have interests that are different from yours. For example, this owner may support proposals of actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the company or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in turn could reduce the price potential investors willing to pay for the company. In addition, this owner could use their board influence to maintain the company's existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result our business, financial condition or results of operation may be adversely affected.

The company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on SaLisa Berrien, our executive chief officer and director. The company has an employment agreement with her, however there can be no assurance that she will continue to be employed by the company for a particular period of time period the loss of her, or any key employee the business could harm the company's business, financial condition, cash flow and results of operation.

Although dependent on certain key personnel, the company does not have any key man life insurance policies on any such people.

The company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the company will not receive any compensation to assist with such person's absence.

The loss of such person could negatively affect the company and its operations. We have no way to guarantee key personnel will stay with the company, as many states did not enforce on competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The products and services we sell are advanced comma and we need to rapidly and successfully develop and introduce new products in a competitive comma demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price to performance gains in the industry. Shortened product life cycles due to customer demands and competitive at which we must introduce and implement new technology. This requires a high level of innovation by our software developers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership and analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the capability of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology, in our business be negatively affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The company relies on certain intellectual property rights to operate its business. The company's intellectual property rights may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. I'll fit our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position the results of operations. We also rely on non-disclosure and non-competition agreements with employees, consultants and other parties who protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, the others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important period the protective perhaps we have taken maybe inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management attention from other business concerns. The law relating to the scope and validity of claims the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing marketers, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social. media websites and other forms of internet-based communications that provide individuals with access to a brad audience of consumer and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantially and could have a material adverse effect on the Company's results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

COI Energy is a technology company that leverages underutilized energy capacity to optimize energy usage in buildings and capacity on the electric grid. COI Energy's Virtual Energy Manager and the Excess Energy Exchange identifies ways businesses can save money, make money and protect the environment by improving its energy performance. Providing earnings they can count on.

Business Plan

In the next 12-18 months, COI Energy will grow the business through direct sales, channel partners and customer referrals. We have exclusive demand management contracts with two utilities and a healthcare consortium where we will focus our direct sales efforts. This requires us to hire sales, customer support and engineering team over the next 12 months. In addition, COI Energy has partnered with SAP to grow sales on the SAP AppCenter. We are the only energy sharing marketplace that SAP has partnered. This plan will help us get to profitability.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

SaLisa L. Berrien

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COI Energy Services Inc., CEO & Director (January 2018- Current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 18 full-time, part-time, and contract employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Common Stock
Amount outstanding	9,250,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Series A Common Stock at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	76.96%*
Other Material Terms or information.	*Assumes conversion of the Convertible Notes and Crowd SAFEs as described below.

Type of security	Series B Common Stock
Amount outstanding	140,620
Voting Rights	Holders of shares of Series B Common Stock shall have no voting rights, except as otherwise required by law, including without limitation Section 242(b)(2) of the Delaware General Corporation Law.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Series A Common Stock at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.17%*
Other Material Terms or information.	*Assumes conversion of the Convertible Notes and Crowd SAFEs as described below.

Type of security	Convertible Notes
Amount outstanding	$200,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 31, 2026
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms or information.	Conversion (1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.08%(2)

(1) Conversion.
   a. Automatic Conversion Pursuant to a Qualified Financing. If a transaction or series of related transactions pursuant to which the Company issues and sells shares of its preferred stock in a bona fide equity financing with the principal purpose of raising capital for an aggregate amount of not less than $3,000,000, excluding any and all indebtedness under the note (or any other convertible debt instrument) that is convertible into the Company's preferred stock (a "Qualified Financing") then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall automatically convert into shares of the Company's preferred stock issued in such Qualified Financing at a price per share equal to the price per share equal to 8-% of the price per share paid by the new cash investors for shares of Company's preferred stock sold in the Qualified Financing.
   b. Elective Conversion upon a Non-Qualified Financing. If a transaction or series of related transactions pursuant to which the Company issues and sells shares of its capital stock in a bona fide equity financing with the principal purpose of raising capital that does not constitute a Qualified Financing (a "Non-Qualified Financing") occurs on or prior to the maturity date of the note, then the

12

outstanding principal amount of the note and all accrued and unpaid interest on the note shall be convertible, at the election of the holder of the note, into shares of the Company's capital stock issued in such Non-Qualified Financing at a price per share equal to 80% of the price per share paid by other investors for shares of capital stock of the Company sold in the Non-Qualified Financing.

c. Elective Conversion upon Maturity. If (i) neither a Qualified Financing nor a change of control of the Company has occurred, and (ii) the holder of the note has not previously elected to convert all accrued and unpaid interest on the note in connection with a Non-Qualified Financing on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall be convertible on the maturity date of the note, at the election of the holder of the note, into shares of the Company's preferred stock at a price per share equal to (i) $10,000,000 divided by (ii) the total number of shares of the Company's Common Stock issue and outstanding at the applicable time assuming full conversion or exercise of all then outstanding options, warrants and convertible securities (other than the note) (the "Fully Dilutes Shares").

d. Optional Conversion upon a Change of Control. If a change of control of the Company occurs prior to a Qualified Financing and on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall, at the election of the holder of the note, either (i) be full repaid in cash by the Company, or (ii) be convertible immediately prior to such change of control of the Company, into fully paid and non-assessable shares of the Company's Common Stock at a price per share equal to the price per share equal to (i) $10,000,000 divided by (ii) the number of Fully Diluted Shares outstanding immediately prior to the consummation of the change of control of the Company.

(2) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Type of security	Convertible Notes
Amount outstanding	$675,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 31, 2026
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms or information.	Conversion (1) Board Seat (2) Put Rights (3)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.5% (4)

(1) Conversion.If at any time prior to or in connection with a transaction or series of related transactions pursuant to which the Company issues and sells shares of its preferred stock in a bona fide equity financing with the principal purpose of raising capital for an aggregate amount of not less than $1,000,000, excluding any and all indebtedness under the note (or any other convertible debt instrument) that is convertible into the Company's preferred stock (a "Qualified Financing"), the holder of the note converts the principal amount together with all accrued but unpaid interest thereon, into shares of capital stock of the Company, then in connection with and at the time of such conversion, the holder of the note shall be entitled to receive, and the Company shall issue to the holder of the note, a number of shares of capital stock of the Company that is equal to 12.5% of the issued

and outstanding shares of capital stock of the Company, calculated on a fully- diluted basis as of such time, (a) including (without double-counting): (i) the full conversion of all other then outstanding options, warrants, convertible securities, convertible debt instruments and /or convertible promissory notes (whether or not converted or exercise as of such time); and (ii) all shares of Common Stock that are reserved, available for future grant and not subject to any outstanding options under any stock option or equity incentive plan of the Company that has been approved by the board of directors of the Company (the "Unissued Option Pool"), but (b) excluding: (i) any increases to the Unissued Option Pool in connection with the Qualified Financing; and (ii) any shares of preferred stock of the Company that are issued to any new investors in consideration for cash actually invested in the Company at the time of the closing of the Qualified Financing.

(2) Board Seat. If, at the initial closing of the Qualified Financing, the holder of the note invests a minimum of $100,000 of the amount to be raised by the Company in new money in the Qualified Financing, then upon the initial closing of the Qualified Financing, and for so long as the holder of the note holds all of the shares of capital stock of the Company held by the holder of the note immediately following the initial closing of the Qualified Financing, the holder of the note shall have the right to serve as a director of the Company and, upon request, shall be appointed to a seat on the board of directors of the Company.

(3) Put Right. Following conversion of the note, the holder of the note shall have the right (but not the obligation) to require the Company to purchase all of the shares of capital stock of the Company held by the holder of the notes, for an aggregate purchase price equal to $1.00.

(4) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, in an amount equal to 12.5% of the fully diluted capitalization of the Company immediately prior to the Offering.

Type of security	Convertible Notes
Amount outstanding	$100,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 31, 2026
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms or information.	Conversion (1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.04% (2)

Conversion.

1. Automatic Conversion Pursuant to a Qualified Financing. The principal and unpaid interest of the note will be automatically converted into the type of equity securities of the Company issued in the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells equity securities at a fixed valuation (a "Next Equity Financing"), upon the closing of the Next Equity Financing. The number of shares of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note on the date of conversion by the lesser of (i) 80% of the highest price paid per share for equity securities by investors in the Next Equity Financing and (ii) the quotient resulting from dividing (A) $10,000,000 (the "Valuation Cap") by (B) the number of shares of outstanding Common Stock immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities into Common Stock, exercise of all outstanding option and warrants to purchase Common Stock and including the shares reserved or authorized for issuance

under any equity incentive plan and any pool increase or new pool adopted in connection with the Next Equity Financing, but excluding, for this purpose, the conversion of the note and the conversion of any other debt securities or SAFEs in connection with the Next Equity Financing.

2. Optional Conversion upon Maturity. On or following the maturity date of the note, the principal and unpaid accrued interest of the note may be converted, at the option of the holder of the note, into shares of Common stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note on the date of conversion by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the note and of any other debt securities or SAFE outstanding on such date).

3. Optional Conversion upon a Corporate Transaction. In the event of a change of control of the Company prior to the full payment or conversion of the note, the principal and unpaid accrued interest of the note may be converted at the option of the holder of the note, into shares of Common Stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note immediately prior to the closing of such change of control of the Company by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the note and of any other debt securities or SAFE outstanding on such date).

(2) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$600,000
Voting Rights	Holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms or information.	Conversion (1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.25% (2)

(1) Conversion.

    a. Optional Conversion Pursuant to an Equity Financing. The face amount of the Crowd SAFE may be converted, at the Company's sole discretion, into the type of equity securities of the Company issued in the next bona fide transaction or series of transactions with the principal purpose of raising not less than $1,000,000 of capital, pursuant to which the Company issues and sells equity securities at a fixed valuation (a "Next Equity Financing"), upon the closing of the Next Equity Financing. The number of shares of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the face amount of the Crowd SAFE by the lesser of (i) 80% of the highest price paid per share for equity securities by investors in the Next Equity Financing and (ii) the quotient resulting from dividing (A) $18,000,000 (the "Valuation Cap") by (B) the number of shares of outstanding Common Stock immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities into Common Stock, exercise of all outstanding option and warrants to purchase Common Stock and including the shares reserved or authorized for issuance under any equity incentive plan and any pool increase or new pool adopted in connection with the Next Equity Financing, but excluding, for this purpose, the conversion of the Crowd SAFE and the conversion of any other debt securities or SAFEs in connection with the Next Equity Financing.

    b. Optional Conversion upon a Liquidity Event. In the event of a change of control or initial public offering of the Company prior to the full payment or conversion of the note, the face amount of the Crowd SAFE may be converted at the option of the holder of the note, into shares of Common Stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the face amount of the Crowd SAFE by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the Crowd SAFE and of any other debt securities or SAFE outstanding on such date).

(2) Percentage ownership assumes conversion of the principal amount of the Crowd SAFE upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $.80.

Type of security	SAFE
Amount outstanding	$115,000.00
Voting Rights	Holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	
Other Material Terms or information.	

Type of security	Convertible Note
Amount outstanding	$100,000.00
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	
Other Material Terms or information.	

Type of security	Convertible Note
Amount outstanding	$525,000.00
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 31, 2026
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Other Material Terms or information.	

Type of security	SAFE
Amount outstanding	$350,000.00
Voting Rights	Holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or Crowd SAFEs at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes or SAFEs would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	
Other Material Terms or information.	

The Company has the following debt outstanding: None.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$115,000.00	Engineering Research& Development	August 14, 2024	
Convertible Notes	1	$100,000.00	Engineering Research& Development	October 25, 2023	Section 4(a)(2)
Convertible Notes	1	$525,000.00	Engineering Research& Development, Market Access, Sales	December 31, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	2	$350,000.00	Engineering Research& Development, Market Access, Sales	2022	

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
SaLisa Berrien	83.73%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

COI Energy Services Inc (which may be referred to as the "Company," "we," "us," or "our,") was converted to a Delaware corporation from a Florida LLC with the name of COI Empowerment & Energy Services LLC (formed February 8, 2016) on January 1, 2018. The Company is providing a SaaS-based digital energy management platform that utilities and businesses can use to take advantage of cash incentives from utilities and grid operators to reduce peak energy demand and carbon emissions. The Company operates through eastern United States and grants financial payments to customers, substantially all of whom are business establishments. The Company's headquarters are in Florida. The Company began operations in 2016.

Liquidity and Capital Resources

On August 14, 2024 the Company conducted an offering and raised $115,000.00.

On October 25, 2023, the Company conducted an offering pursuant to Section 4(2)(a) and raised $100,000.00.

On December 31, 2022 the Company conducted an offering pursuant to Section4(2)(a) and raised $525,000.00.

In 2022, the Company conducted an offering and raised $350,000.00.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/SaLisa L. Berrien
(Signature)

SaLisa L. Berrien
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet Summary

COI Energy

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	$1,473,079.57
Current Assets	$944,161.69
Bank Accounts	$31,130.99
Accounts Receivable	$905,091.20
Other Current Assets	$7,939.50
Total for Current Assets	**$944,161.69**
Fixed Assets	$121,500.51
Other Assets	$407,417.37
Total for Assets	**$1,473,079.57**
Liabilities and Equity	$1,473,079.57
Liabilities	$5,265,302.72
Current Liabilities	$1,091,168.24
Accounts Payable	$63,532.75
Credit Cards	
Other Current Liabilities	$1,027,635.49
Total for Current Liabilities	**$1,091,168.24**
Long-term Liabilities	$4,174,134.48
Total for Liabilities	**$5,265,302.72**
Equity	-$3,792,223.15
Total for Liabilities and Equity	**$1,473,079.57**

COI Energy

Profit and Loss

January - December 2024

	JAN - DEC 2024	JAN - DEC 2023 (PY)	% CHANGE	% OF INCOME	% OF EXPENSE
			TOTAL		
Income	$1,016,367.11	$890,718.20	14.11 %	100.00 %	93.41 %
Cost of Goods Sold	$82,481.12	$150,448.60	-45.18 %	8.12 %	7.58 %
GROSS PROFIT	$933,885.99	$740,269.60	26.15 %	91.88 %	85.83 %
Expenses	$1,088,127.74	$1,234,701.02	-11.87 %	107.06 %	100.00 %
NET OPERATING INCOME	$ -154,241.75	$ -494,431.42	68.80 %	-15.18 %	-14.17 %
Other Income	$6,789.10	$80,821.34	-91.60 %	0.67 %	0.62 %
Other Expenses	$163,808.02	$166,155.60	-1.41 %	16.12 %	15.05 %
NET OTHER INCOME	$ -157,018.92	$ -85,334.26	-84.00 %	-15.45 %	-14.43 %
NET INCOME	$ -311,260.67	$ -579,765.68	46.31 %	-30.62 %	-28.61 %

COI Energy

Balance Sheet Summary

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	100,305.97
Accounts Receivable	971,801.26
Other Current Assets	3,548.50
Total Current Assets	**$1,075,655.73**
Fixed Assets	132,991.87
Other Assets	402,151.35
TOTAL ASSETS	**$1,610,798.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$1,136,323.92**
Long-Term Liabilities	3,786,403.51
Total Liabilities	**$4,922,727.43**
Equity	-3,311,928.48
TOTAL LIABILITIES AND EQUITY	**$1,610,798.95**

COI Energy

Profit and Loss

January - December 2023

	TOTAL
Income	
Income, Market Participation	223,105.48
Sales	827,713.22
Sales of Product Income	18,951.00
Services	12,990.00
Unactivated Contract adjustment	-253,836.00
Uncategorized Income	113,280.00
Total Income	**$942,203.70**
Cost of Goods Sold	
Cost of Goods Sold	30,529.81
Market Participation	104,867.94
Subcontracted Services	3,680.00
Total Cost of Goods Sold	**$139,077.75**
GROSS PROFIT	**$803,125.95**
Expenses	**$1,216,421.12**
NET OPERATING INCOME	**$ -413,295.17**
Other Income	
Grants	75,552.27
Interest Income	3.05
Total Other Income	**$75,555.32**
Other Expenses	**$100,796.33**
NET OTHER INCOME	**$ -25,241.01**
NET INCOME	**$ -438,536.18**